UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Decorator Industries, Inc.

(Name of Issuer)

Common Stock, Par Value $0.20 Per Share

(Title of Class of Securities)

243631 20 7

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	x	]	Rule 13d-1(b)

[		]	Rule 13d-1(c)

[		]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	243631 20 7	Page 2 of 9 Pages

1.		Names of Reporting Persons
Robert E. Robotti
I.R.S. Identification Nos. of above persons (entities only)

2.		Check the Appropriate Box if a Member of a Group*
(a)
(b) [X	]

3.		SEC Use Only

4.		Citizenship or Place of Organization
United States

Number of	5.	Sole Voting Power: 4,765

Shares
Beneficially	6.	Shared Voting Power: 412,848

Owned by
Each	7.	Sole Dispositive Power: 4,765

Reporting
Person With	8.	Shared Dispositive Power: 412,848

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
417,613

10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11.		Percent of Class Represented by Amount in Row (9)
14.9%

12.		Type of Reporting Person*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13G
CUSIP No.	243631 20 7	Page 3 of 9 Pages

1.		Names of Reporting Persons
Robotti & Company, LLC
I.R.S. Identification Nos. of above persons (entities only)
65-1191188

2.		Check the Appropriate Box if a Member of a Group*
(a)
(b) [X]

3.		SEC Use Only

4.		Citizenship or Place of Organization
New York

Number of	5.	Sole Voting Power: -0-

Shares
Beneficially	6.	Shared Voting Power: 4,273

Owned by
Each	7.	Sole Dispositive Power: -0-

Reporting
Person With	8.	Shared Dispositive Power: 4,273

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
4,273

10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11.		Percent of Class Represented by Amount in Row (9)
0.2%

12.		Type of Reporting Person*
CO, BD

*SEE INSTRUCTIONS BEFORE FILLING OUT
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13G
CUSIP No.	243631 20 7	Page 4 of 9 Pages

1.		Names of Reporting Persons
Robotti & Company Advisors, LLC
I.R.S. Identification Nos. of above persons (entities only)
65-1191184

2.		Check the Appropriate Box if a Member of a Group*
(a)
(b) [X]

3.		SEC Use Only

4.		Citizenship or Place of Organization
New York

Number of	5.	Sole Voting Power: -0-

Shares
Beneficially	6.	Shared Voting Power: 286,257

Owned by
Each	7.	Sole Dispositive Power: -0-

Reporting
Person With	8.	Shared Dispositive Power: 286,257

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
286,257

10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11.		Percent of Class Represented by Amount in Row (9)
10.2%

12.		Type of Reporting Person*
CO, IA

*SEE INSTRUCTIONS BEFORE FILLING OUT
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13G
CUSIP No.	243631 20 7	Page 5 of 9 Pages

1.		Names of Reporting Persons
The Ravenswood Investment Company, L.P.
I.R.S. Identification Nos. of above persons (entities only)
11-2474002

2.		Check the Appropriate Box if a Member of a Group*
(a)
(b) [X]

3.		SEC Use Only

4.		Citizenship or Place of Organization
New York

Number of	5.	Sole Voting Power: -0-

Shares
Beneficially	6.	Shared Voting Power: 122,318

Owned by
Each	7.	Sole Dispositive Power: -0-

Reporting
Person With	8.	Shared Dispositive Power: 122,318

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
122,318

10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11.		Percent of Class Represented by Amount in Row (9)
4.4%

12.		Type of Reporting Person*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13G			Page 6 of 9 Pages

Item 1(a).		Name Of Issuer:

Decorator Industries, Inc.

Item 1(b).		Address of Issuer's Principal Executive Offices:

10011 Pines Blvd., Suite #201, Pembroke Pines, Florida 33024

Item 2(a).		Name of Persons Filing:

This statement is filed by:
		(i)	Robert E. Robotti ("Robotti"), a United States citizen; and
		(ii)	Robotti & Company, LLC ("Robotti LLC"), a New York corporation and broker-dealer; and
		(iii)	Robotti & Company Advisors, LLC ("Robotti Advisors"), a New York
corporation and investment advisor; and
		(iv)	The Ravenswood Investment Company, L.P. ("Ravenswood"), a New
York limited partnership.

Item 2(b).		Address of Principal Business Office or, if None, Residence:

c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, Suite 503
New York, New York 10017-3808

Item 2(c).		Citizenship:

See Item 2(a)

Item 2(d).		Title of Class of Securities:

Common Stock, Par Value $0.20 Per Share ("Security")

Item 2(e).		CUSIP Number

243631 20 7

Item 3.		If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),
Check Whether the Person Filing is a:

	(a)	[X]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15
U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule
13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-
1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

SCHEDULE 13G			Page 7 of 9 Pages

	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.			Ownership

	(a)		Robert E. Robotti shares beneficial ownership of 412,848 shares of the Security through the following:
his ownership of Robotti LLC, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, by virtue of the investment discretion Robotti LLC has over its brokerage customers, which holds an aggregate of 4,273 shares of the Security; and
his ownership of Robotti Advisors, an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E), by virtue of the investment discretion
Robotti Advisors has over the accounts of its advisory clients, which hold an aggregate of 286,257 shares of the Security; and
his position as Managing Member of Ravenswood Management Company,
L.L.C. ("Ravenswood Management"), which serves as the General Partner of Ravenswood. Ravenswood owns 122,318 shares of the Security.

	(b)		The amount of 417,613 shares of the Security beneficially owned by Robert E.
Robotti is 14.9% of the total outstanding shares of 2,796,884 Common Stock,
Par Value $0.20 per share as per the Issuer's most recent 10-Q dated November
12, 2003.

	(c)	(i)	Mr. Robotti has the sole power to vote or direct the vote of 4,765 shares of the Security, which is held in his brokerage account.
		(ii)	Mr. Robotti shares the power to vote or direct the vote of 412,848 shares of the Security through the following:
he shares with Robotti LLC and its brokerage customers the power to vote or direct the vote of 4,273 shares of the Security; and
he shares with Robotti Advisors and its advisory clients the power to vote or direct the vote of 286,257 shares of the Security; and
he shares with the other Managing Member of Ravenswood
Management, which serves as the General Partner of Ravenswood, the power to vote or to direct the vote of 122,318 shares of the
Security.
		(iii)	Mr. Robotti has the sole power to dispose or to direct the disposition of 4,765 shares of the Security.
		(iv)	Mr. Robotti shares the power to dispose or to direct the disposition of
412,848 shares of the Security through the following:
he shares with Robotti LLC and its brokerage customers the power to dispose or direct the disposition of 4,273 shares of the Security;
and
he shares with Robotti Advisors and its advisory clients the power to dispose or direct the disposition of 286,257 shares of the
Security; and
he shares with the other Managing Member of Ravenswood
Management, which serves as the General Partner of Ravenswood, the power to vote or to direct the vote of 122,318 shares of the
Security.

SCHEDULE 13G	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control
Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G		Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004
	By:	/s/ Robert E. Robotti

Name: Robert E. Robotti

Robotti & Company, LLC

	By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: President

Robotti & Company Advisors, LLC

	By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: President

The Ravenswood Investment Company, L.P.

	By:	Ravenswood Management Company, L.L.C.

Title: General Partner

	By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member of Ravenswood
Management Company, L.L.C.